Exhibit 99.1

Golden Star Announces Results of Annual General Meeting of Shareholders

TORONTO, May 6, 2021 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that all resolutions at today's annual general meeting of Golden Star shareholders were duly passed.

Resolution #1	Votes For	Votes Withheld	Percentage of Votes For	Percentage of Votes Withheld
To elect the following persons as directors of the Company:
(a) Timothy C. Baker	74,651,061	462,801	99.38%	0.62%
(b) Karen Akiwumi-Tanoh	74,596,754	517,108	99.31%	0.69%
(c) Gilmour Clausen	74,649,672	464,190	99.38%	0.62%
(d) Gerard De Hert	74,700,014	413,848	99.45%	0.55%
(e) Anu Dhir	74,634,864	478,998	99.36%	0.64%
(f) Ani A. Markova	74,597,386	516,476	99.31%	0.69%
(g) Karim M. Nasr	74,626,895	486,967	99.35%	0.65%
(h) Craig J. Nelsen	74,605,715	508,147	99.32%	0.68%
(i) Mona H. Quartey	74,619,517	494,345	99.34%	0.66%
(j) Andrew M. Wray	74,652,832	461,030	99.39%	0.61%

Resolution #2	Votes For	Votes Withheld	Percentage of Votes For	Percentage of Votes Withheld
To re-appoint PricewaterhouseCoopers LLP as the auditor of the Company and to authorize the directors of the Company to fix the auditor's remuneration	84,666,557	690,264	99.19%	0.81%

Resolution #3	Votes For	Votes Against	Percentage of Votes For	Percentage of Votes Against
To pass, with or without variation, a non-binding advisory resolution on Golden Star's approach to executive compensation (1)	74,499,532	614,330	99.18%	0.82%
Note (1): as described in more detail in the management information circular of the Company dated March 19, 2021.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa underground mine in Ghana, West Africa.  Listed on the NYSE American, the Toronto Stock Exchange and the Ghana Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine. As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

View original content to download multimedia:http://www.prnewswire.com/news-releases/golden-star-announces-results-of-annual-general-meeting-of-shareholders-301286167.html

SOURCE Golden Star Resources Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2021/06/c4543.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 16:18e 06-MAY-21